SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

QUARTERLY REPORT

(From January 1, 2007 to March 31, 2007)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

1.	Overview
A.	Industry
B.	Company

2.	Information Regarding Shares
A.	Change in capital stock
B.	Convertible bonds
C.	Shareholder list
D.	Voting rights
E.	Dividends

3.	Major Products and Materials
A.	Major products in Q1 2007
B.	Average selling price trend of major products
C.	Major materials
D.	Price trend of major materials

4.	Production & Equipment
A.	Production capacity and calculation
B.	Production performance and working ratio
C.	Investment plan

5.	Sales
A.	Sales performance
B.	Sales route and sales method

6.	Directors & Employees
A.	Members of Board of Directors
B.	Committees of the Board of Directors
C.	Director & Officer Liability Insurance
D.	Employees
E.	Stock Option

7.	Financial Information
A.	Financial highlights
B.	R&D expense
C.	Domestic credit rating
D.	Remuneration for directors in Q1 2007
E.	Derivative contracts
F.	Status of Equity Investment

Attachment:	1. Korean GAAP Non-consolidated Financial Statements
2. Korean GAAP Consolidated Financial Statements
3. US GAAP Consolidated Financial Statements

1. Overview

A. Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

-	The demand for LCD panels for Notebook Computers & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TVs have come to play a key role in the digital display market. There is a competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a.	Korea:	LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis
b.	Taiwan:	AU Optronics, Chi Mei Optoelectronics, CPT, etc.
c.	Japan:	Sharp, IPS-Alpha, etc.
d.	China:	SVA-NEC, BOE-OT, etc.

B.	Company

(1)	Business overview

-	Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG.Philips LCD Co., Ltd.). LG.Philips LCD became a J/V between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As of March 31, 2007, we operate seven fabrication facilities located in Gumi and Paju, Korea, and five module facilities located in Gumi and Paju, Korea, and Nanjing (3 factories), China. We started mass production at a module facility in Wroclaw, Poland in March 2007.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004 , which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will strengthen our position as a leader in the LCD TV market.

-

Sales in the 1st quarter of 2007 decreased by 12% to KRW 2,606 billon compared to 4th quarter of 2006 sales of KRW 2,967 billion and increased by 8% compared to the 1st quarter 2006 sales of KRW 2,418 billion (Sales under consolidated Korean GAAP in the 1st quarter of 2007 decreased by 11% to KRW 2,722 billion from sales of KRW 3,065 billion in the 4th quarter of 2006 and increased 10% compared to KRW 2,471 billion in the first quarter of 2006).

-

Operating loss in the 1st quarter of 2007 was KRW 237 billion whereas in the 4th quarter of 2006 we had an operating loss of KRW 151 billion. Our net loss in the 1st quarter of 2007 was KRW 169 billion which is an improvement of 3% over the 4th quarter 2006’s net loss of KRW 174 billion (Operating loss under consolidated Korean GAAP in the 1st quarter of 2007 was KRW 208 billion compared to an operating loss of KRW 177 billion in the 4th quarter of 2006, and an operating profit of KRW 52 billion in the 1st quarter of 2006).

-	We reinforced our position as a leader in LCD technology with the world’s first 100-inch TFT-LCD panel and the development of a super-slim panel for mobile phones.

-	Moreover, LPL made strategic alliances or long-term sales contracts with major global firms such as Kodak and Syntax-Brillian of the United States and Japan’s Toshiba among others to secure customers and expand partnerships for technology development.

-	Business area of the company for disclosure is limited to the LCD business.

(2)	Market shares

-	Our world wide market share for large-size TFT-LCD panels (≥10”) based on revenue

	2006	2005	2004
Panel for Notebook Computer	26.2%	22.5%	19.6%
Panel for Monitor	15.6%	22.5%	22.6%
Panel for TV	23.6%	23.9%	19.8%
Total	20.5%	22.2%	20.9%

*	Source: DisplaySearch Q1 2007

(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

-	P7 in our Paju display cluster is expected to reach a production capacity of 110,000 input sheets of glass substrate per month in the third quarter of 2007. We are currently reviewing an investment for the next generation of fabrication facilities in anticipation of growth in the TFT-LCD market.

-	In September 2005, we entered into an agreement to build a ‘back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such a production facility in Europe. We broke ground on the plant in June 2006 and started mass production in March 2007.

-	In October 2006, we formed a strategic alliance with Toshiba Corporation whereby Toshiba would take a 19.9% equity participation in our subsidiary, LG.Philips LCD Poland Sp. z o.o., and LG.Philips LCD Poland Sp. z o.o. would supply Toshiba with a quantity of LCD TV panels produced at the plant in Poland.

-	In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in June 2006, we established LG.Philips LCD Guangzhou Co., Ltd.

(5)	Organization chart as of March 31, 2007

-	JRD : Joint Representative Director

-	CEO : Chief Executive Officer

-	CFO : Chief Financial Officer

-	CPO : Chief Production Office

-	CTO : Chief Technology Officer

2. Information Regarding Shares

A.	Change in Capital Stock

(Unit : KRW, Share)

Date	Descriptions	Change in Number of Common Shares	Face amount per share
July 23, 2004	Initial Public Offering*	33,600,000	5,000
September 8, 2004	Over-allotment Option**	1,715,700	5,000
July 27, 2005	Follow-on Offering***	32,500,000	5,000

*	ADSs offering : 24,960,000 shares (US$30 per Share, US$15 per ADS) Offering of common stock : 8,640,000 shares (KRW34,500 per Share)
**	Pursuant to underwriters’ exercise of over-allotment option (US$30 per Share, US$15 per ADS)
***	ADSs offering (US$42.64 per Share, US$21.32 per ADS)

B.	Convertible Bonds

(Unit : USD, Share)

	Item	Contents
	Issuing Date	April 19, 2005
	Maturity (Redemption Date after Put Option Exercise)	April 19, 2010 (October 19, 2007)
	Face Amount	475,000,000
	Offering method	Public Offering
	Conversion period	Convertible into shares of common stock in the period from June 27, 2005 to April 4, 2010
	Conversion price	KRW 58,251 per share*
Conversion status	Number of shares already converted	None
	Number of convertible shares	8,276,681 shares if all are converted*
	Remarks	- Registered form - Listed on Singapore Exchange

*	Conversion price was adjusted from KRW 58,435 to KRW 58,251 and the number of convertible shares was adjusted from 8,250,620 to 8,276,681 according to follow-on offering as of July 27, 2005.
*	On April 18, 2007, the Company has issued US$550 million of convertible bonds.

C.	Shareholder List

(1)	Total shares issued : 357,815,700 shares as of March 31, 2007.

(2)	Largest shareholder and related parties as of March 31, 2007.

(Unit: share)

Name	January 1, 2007	Increase/Decrease	March 31, 2007
LG Electronics	135,625,000 (37.90%)	—	135,625,000 (37.90%)
Total	135,625,000 (37.90%)	—	135,625,000 (37.90%)

(3)	Shareholders who own 5% or more of our shares as of December 31, 2006

(Unit: share)

Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.90%
Philips Electronics	Common Stock	117,625,000	32.87%
Citibank N.A.*	Common Stock	27,868,438	7.79%

Total		281,118,438	78.56%

*	ADSs Depositary

D.	Voting rights as of March 31, 2007

(Unit: share)

Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—
2.	Shares with restricted voting rights	—

	Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

Dividends during the recent 3 fiscal years

Description	2007 Q1	2006	2005	2004
Par value (Won)	5,000	5,000	5,000	5,000
Net income (Million Won)	(-)168,599	(-)769,313	517,012	1,655,445
Earnings per share (Won)	(-)471	(-)2,150	1,523	5,420
Retained earning for dividends (Million Won)	2,542,437	2,711,036	3,480,349	2,963,337
Total cash dividend amount (Million Won)		—	—	—
Total stock dividend amount (Million Won)		—	—	—
Cash dividend payout ratio (%)		—	—	—
Cash dividend yield (%)		—	—	—
Stock dividend yield (%)		—	—	—
Cash dividend per share (Won)		—	—	—
Stock dividend per share (Won)		—	—	—

*	Earnings per share are calculated based on par value of 5,000 Won.

(Stock split was made from par value of 10,000 Won to par value of 5,000 Won per share as of May 25, 2004.)

*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share is calculated by net income divided by weighted average number of common stock.

3. Major Products and Materials

A.	Major products

(Unit: In billions of Won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	2,390 (91.7%)
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	216 (8.3%)

Total					2,606 (100%)

*	Local export was included.
**	Period : 2007.1.1 ~ 2007.3.31

B.	Average selling price trend of major products

(Unit: USD / m2)

Description	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1
TFT-LCD panel	1,287	1,414	1,430	1,598	1,953

*	Semi-finished products in the cell process have been excluded.
**	Quarterly average selling price per square meter of net display area shipped
***	Consolidated basis

C.	Major materials

(Unit: In billions of Won)

Business area	Purchase types	Items	Specific use	Purchase amount (%)	Suppliers
TFT-LCD	Materials	Back-Light	LCD Panel Manufacturing	494 (28.3%)	Heesung Electronics Ltd., etc.
		Glass		341 (19.5%)	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Polarizer		193 (11.0%)	LG Chem., etc.
		Others		721 (41.2%)	-

		Total		1,749 (100.0%)	-

*	Period : 2007.1.1 ~ 2007.3.31

D.	Price trend of major materials

-	Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials according to the increased production of large-size panels.

4. Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

(Unit : 1,000 Glass sheets)

Business area	Items	Business place	2007 Q1	2006	2005
TFT-LCD	TFT-LCD	Gumi, Paju	2,523	9,942	8,128

(2)	Calculation of Capacity

a.	Method

(1)	Assumptions for calculation

-	Based on glass input

(2)	Calculation method

-	2007.Q1: Most recent month’s input capacity in the 1st quarter x number of months (3 months).

-	2006 and 2005: Average monthly input capacity for 4th quarter x number of months (12 months).

b.	Average working hours

-	Refer to B-(2)

B.	Production performance and working ratio

(1)	Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2007 Q1	2006	2005
TFT-LCD	TFT-LCD	Gumi, Paju	2,261	9,052	7,544

*	Based on input glass

(2)	Working Ratio *

(Unit: Hours)

Business place (area)	Available working hours of 2007 Q1	Real working hours of 2007 Q1	Average working ratio
Gumi	2,160	2,160	100%
(TFT-LCD)	(24 hours X 90 Days)	(24 hours X 90 Days)
Paju	2,160	2,112	97.8%
(TFT-LCD)	(24 hours X 90 Days)	(24 hours X 88 Days)

*	Working hours for R&D and maintenance activities were included.

C.	Investment plan

(1)	Investment in progress

(Unit: In billions of Won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q3 ‘04	Building/ Machinery, etc.	Capacity expansion	7,050	5,680	1,370	—

(2)	Investment Plan (Consolidated basis)

(Unit: In billions of Won)

Business area	Project	Expected yearly investment			Investment effects	Remarks
		2007 *	2008 **	2009 **
TFT-LCD	New / Expansion, etc.	1,015	-	-	Capacity Expansion, etc.

*	Expected investments in 2007 are subject to change depending on market environment.
**	Expected investments in 2008 and in 2009 cannot be projected due to industry characteristics.

5. Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2007 Q1	2006	2005
TFT-LCD	Products, etc.	TFT-LCD	Overseas	2,390	9,355	8,114
			Korea*	216	846	776
			Total	2,606	10,201	8,890

*	Local export was included.

B.	Sales route and sales method

(1)	Sales organization

-	As of March 31, 2007, each of IT business unit, TV business unit, and Small & Medium Displays business unit has individual sales and customer support function.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong and Shanghai) perform sales activities in overseas countries and provide technical support to customers.

(2)	Sales route

-	LG.Philips LCD HQ → Overseas subsidiaries (USA/Germany/Japan/Taiwan /Hong Kong/Shanghai), etc.

→	System integrators, Branded customers → End users

-	LG.Philips LCD HQ → System integrators, Branded customers → End users

(3)	Sales methods and conditions

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and the leading consumer electronics makers globally

-	To increase sales of premium Notebook Computer products, to strengthen sales of the larger size and high-end Monitor segment and to lead the large and wide LCD TV market

-	To diversify our market in the application segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6. Directors & Employees

A.	Members of Board of Directors as of March 31, 2007

Name	Date of Birth	Position	Principal Occupation

Young Soo Kwon	February 6, 1957	Joint Representative Director, President and Chief Executive Officer	-

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	-

Hee Gook Lee	March 19, 1952	Director	President and Chief Technology Officer of LG Electronics

Rudy Provoost	October 16, 1959	Director	Chief Executive Officer of Philips Consumer Electronics and Member of Philips Group Management Committee

Bongsung Oum	March 2, 1952	Outside Director	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Outside Director	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Outside Director	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

B.	Committees of the Board of Directors

Committee	Member
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han
Remuneration Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun
Outside Director Nomination and Corporate Governance Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun

C.	Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (as of March 31, 2007)

(Unit: USD)

Name of insurance	Premium paid in 2007 Q1	Limit of liability	Remarks
Directors & Officers Liability Insurance	-	100,000,000	-

*	In July 2006, LPL renewed the director & officer liability insurance with coverage until July 2007.

(2)	The approval procedure for the Director & Officer Liability Insurance

-	Joint Representative Directors approved the limit for liability, coverage and premiums.

(3)	The insured

1.	LG.Philips LCD Co., Ltd. and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4)	The Covered Risks

1.	The Loss to shareholders or 3rd parties, arising from any alleged Wrongful Act of a director or officer of the company in their respective capacities, in violation of their fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss means damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with the ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company, is covered (except for exclusions).

(5)	Exclusions

1.	General Exclusions (any loss related to following items) :

-	Any illegal gaining of personal profit through, dishonest or criminal act;

-	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

-	Profits in fact made from the purchase or sale of securities of the Company using non public information in an illegal manner;

-	Payment of commissions, gratuities, benefits or any other favor provided to a political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

-	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

-	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc. ;

-	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

-	Pollutants, contamination;

-	Act or omission as directors or officers of any other entity other than the Company;

-	Nuclear material, radioactive contamination;

-	Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy ;

-	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items) :

-	Punitive Damage

-	Nuclear Energy Liability

-	Mutual claim between Insureds

-	Claim of 15% Closely Held entity

-	Claim of Regulator

-	Professional Service liability

-	SEC (Securities and Exchange Commission) – 16(b)

-	ERISA (Employee Retirement Income Security Act)

-	The so called ‘Year 2000 Problem’

-	War & Terrorism

-	Asbestos/Mould liability

-	Patent / Copyright liability, etc.

D.	Employees

(as of March 31, 2007)	(Unit: person, in millions of Won)

Sex	Details of employees				Total Salary in 2007 Q1	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,415	5,509	—	10,924	113,153	10.3	4.4
Female	446	4,733	—	5,179	37,348	7.0	2.8
Total	5,861	10,242	—	16,103	150,500	9.2	3.8

*	Directors and executive officers have been excluded.

E.	Stock Option

The following table sets forth certain information regarding our stock options as of March 31, 2007.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Total						260,000		260,000

7. Financial Information

A.	Financial Highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of Won)

Description	2007 Q1	2006	2005	2004	2003
Current Assets	2,920,214	2,731,656	3,196,934	2,638,616	1,918,329
Quick Assets	2,088,852	1,996,280	2,725,169	2,170,617	1,644,838
Inventories	831,362	735,376	471,765	467,999	273,491
Non-current Assets	9,850,481	10,084,191	9,798,981	6,960,077	4,295,753
Investments	437,002	361,558	213,984	168,055	34,674
Tangible Assets	8,431,681	8,860,076	8,988,459	6,366,651	3,874,428
Intangible Assets	105,208	114,182	149,894	183,471	217,982
Other Non-current Assets	876,590	748,375	446,644	241,900	168,669
Total Assets	12,770,695	12,815,847	12,995,915	9,598,693	6,214,082
Current Liabilities	2,551,496	2,694,389	2,594,282	1,900,765	2,044,005
Non-current Liabilities	3,506,318	3,231,782	2,726,036	1,925,286	1,276,045
Total Liabilities	6,057,814	5,926,171	5,320,318	3,826,051	3,320,050
Capital Stock	1,789,079	1,789,079	1,789,079	1,626,579	1,450,000
Capital Surplus	2,275,172	2,275,172	2,279,250	1,012,271	-
Retained Earnings	2,670,774	2,839,373	3,608,686	3,091,674	1,436,229
Other comprehensive income	(-)22,144	(-)13,948	(-)1,418	42,118	7,803
Total Shareholder’s Equity	6,712,881	6,889,676	7,675,597	5,772,642	2,894,032
Sales Revenues	2,606,363	10,200,660	8,890,155	8,079,891	6,031,261
Operating Income	(-)237,293	(-)945,208	447,637	1,640,708	1,086,517
Ordinary Income	(-)251,378	(-)1,024,369	367,281	1,683,067	1,009,731
Net Income	(-)168,599	(-)769,313	517,012	1,655,445	1,019,100

*	For the purpose of comparison, Financial Statements for FY 2003 & 2002 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B.	R&D Expense

(1)	Summary

(Unit: In millions of Won)

	Account	2007 Q1	2006	2005
	Direct Material Cost	70,173	291,714	253,930
	Direct Labor Cost	24,523	87,078	72,142
	Depreciation Expense	5,696	20,671	11,710
	Others	11,094	36,649	23,979
	Total R&D Expense	111,486	436,112	361,761
Accounting Treatment	Selling & Administrative Expenses	26,666	82,635	55,057
	Manufacturing Cost	84,820	353,477	306,704
	R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]	4.28%	4.28%	4.07%

*	Capex for R&D, Manufacturing Cost for R&D test run are excluded.

(2)	R&D achievements

[Achievements in 2004]

1)	Development of 20.1-inch AMOLED

-	Joint development of 20.1-inch AMOLED with LG Electronics

-	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of copper bus line

-	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Development and mass production of world’s largest TFT-LCD panel for Full-HD TV (55-inch) in October 2004.

-	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

-	Achievement of High Contrast Ratio and Fast Response Time through new technologies

-	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra High Resolution Product (30-inch)

-	World’s 1st success in mass production of LCM applying Cu Line(source & gate Area)

-	Achievement of Ultra High Resolution (2560x1600 : 101ppi)

5)	Development of the world’s lowest power-consumption, 32-inch Wide LCD TV Model

-	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

-	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievements in 2005]

6)	Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook Computer

-	World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook Computer

-	Development of 6200nit luminance backlight

7)	Development of world’s largest 10.1-inch Flexible Display

-	Joint development with E-ink Corporation

8)	37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line (Copper bus Line)

-	World’s 1st mass production of copper bus line Model

-	Realize Full HD Resolution (1920x1080)

9)	37-inch wide LCD Model development which is the world’s best in power consumption

-	The lowest power consumption of below 120W (applying EEFL)

[Achievements in 2006]

10)	Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook Computer

-	Slim model (10t→7t), featuring 500nit, NTSC 72%

-	Development of Slim and High Brightness Backlight

11)	World’s largest size 100-inch TFT-LCD development

-	High quality image without noise or signal distortion, applying low resistance copper bus line

-	High dignity picture for Full HDTV

12)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV Model Development

-	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning Technology

-	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) Application

13)	World’s largest 20.1-inch TFT-LCD for Notebook Computer Development

-	S-IPS Mode, sRGB, Realization of DCR 3000:1 by Backlight Control, Brightness 300nit

14)	Ultra-slim TFT-LCD development for mobile phones

-	Realization of 1.3t by reducing light guide plate & glass thickness

15)	The fast response 2.0” TFT-LCD development for mobile phones

-	Realization of high quality image by new liquid crystal development (25ms→16ms)

16)	Wide Color Gamut 30” Wide TFT-LCD Monitor Development

-	Realization of 92% high color gamut by Application of WCG CCFL

17)	LGE Chassis integration model (Tornado) development (32”/37”/42”)

-	Maximized cost reduction by co-design with LGE & LPL

-	Improved product competitiveness by thin & light design

18)	32” 120Hz new-mode panel development

-	Cost reduction & spec. upgrade by new-mode panel

-	MBR (Motion Blur Reduction) by 120Hz driving

19)	CI model development (new concept BL)

-	Cost reduction and productivity improvement by new concept backlight

[Achievements	in 2007]

20)	Development of 1st Poland model

-	32 inch HD model

21)	Development of socket type backlight model

-	42 inch FHD model

-	47 inch HD/FHD model

22)	Development of new concept backlight model

-	32 inch HD model

-	42/47 inch model (under development)

23)	Development of interlace image sticking free technology and model

-	Improvement of low picture quality, caused by TV interlace signal

24)	Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

-	LPL’s first ODF model for mobile phone application (1.52 inch)

25)	Development of GIP (Gate in Panel) application model 15XGA

-	Removed gate drive IC

-	Reduction of material cost and shortened assembly process

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	April 2004	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	October 2004	AA-
	March 2005	AA-
	June 2005	AA-
	June 2006	AA-
	December 2006	A+
	May 2004	AA-	Korea Investors Service, Inc. (AAA ~ D)
	October 2004	AA-
	March 2005	AA-
	June 2005	AA-
	June 2006	AA-
	January 2007	A+
Commercial Paper	April 2004	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	December 2004	A1
	June 2005	A1
	January 2006	A1
	June 2006	A1
	December 2006	A1
	May 2004	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2004	A1
	June 2006	A1
	January 2007	A1

D.	Remuneration for directors in 2007 Q1

(Unit: In millions of Won)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks
Inside Directors (4 persons)	323	13,400	81	-
Outside Directors (5 persons)	69		14	Audit committee consists of three outside directors.

*	National pension fund and health insurance fund are included.

E.	Derivative contracts

(1)	Foreign currency forward contracts

(Unit: In millions)

Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date

Standard Chartered First Bank Korea and others	US$1,874	(Won)1,759,693	(Won)916.40:US$1 ~ (Won)957.71:US$1	April 2, 2007 ~ February 4, 2008

HSBC and others	EUR 104	(Won)127,176	(Won)1,192.46:EUR1 ~ (Won)1,257.13:EUR1	April 10, 2007 ~ November 19, 2007

Woori Bank and others	(Won)345,262	JP¥42,600	(Won)7.816:JP¥1 ~ (Won)8.709:JP¥1	April 2, 2007 ~ December 14, 2007

DBS and others	US$9	JP¥1,000	JP¥115.543:US$1 ~ JP¥115.59:US$1	April 12, 2007 ~ April 16, 2007

(2)	Cross Currency Swap

(Unit: In millions )

Contracting party	Contract Amount		Contract interest rate	Maturity date
KOOKMIN BANK and others	Buying position	US$150	3M Libor ~ 3M Libor+0.53%	August 29, 2011~ January 31.2012
	Selling position	(Won)143,269	4.54%~5.35%

(3)	Interest Rate Swap

(Unit: In millions )

Contracting party	Contract Amount	Contract interest rate		Maturity date

Standard Chartered First Bank Korea	US$ 150	Floating Rate Receipt	6 Month Libor	May 21, 2009 ~ May 24, 2010
		Fixed Rate Payment	5.375% ~ 5.644%

(4)	Currency Option

(Unit: In millions )

Contracting party	USD Put Option Buying Position	USD Call Option Selling Position	Strike Price	Maturity date

Korea Development Bank and others	US$ 50	US$ 100	(Won) 957.30:US$1 ~ (Won) 966.50:US$1	May 21, 2007 ~ June 21, 2007

F.	Status of Equity Investment as of March 31, 2007

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100%
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100%
LG.Philips LCD Germany GmbH	960,000	960,000	100%
LG.Philips LCD Taiwan, Co., Ltd.	11,550,000	11,549,994	100%
LG.Philips LCD Nanjing Co., Ltd.(Note 1)	*	*	100%
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	*	*	100%
LG.Philips LCD Poland Sp. z o.o.	4,103,277	4,103,277	100%
LG.Philips LCD Guangzhou Co., Ltd.	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%

*	No shares have been issued in accordance with the local laws and regulations.

(Note 1) In April 2007, additional capital stock of US$16 million was issued and US$18 million of free capital stocks were issued by reclassifying retained earnings to capital stock at LG.Philips LCD Nanjing.

LG.Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

March 31, 2007 and 2006

L G.Philips LCD Co., Ltd.

Index

March 31, 2007 and 2006, and December 31, 2006

Page (s)
Report of Independent Accountants	1 – 2

Non-Consolidated Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Cash Flows	5 – 6

Statements of Changes in Shareholders’ Equity	7

Notes to Non-Consolidated Financial Statements	8 – 22

www.samil.com Kukje Center Building 191 Hangangno 2-ga, Yongsan-gu Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of March 31, 2007 and the related non-consolidated statements of operations, cash flows for the three-month periods ended March 31, 2007 and 2006, and non-consolidated statements of changes in shareholders’ equity for the three-month period ended March 31, 2007, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2006 and the related non-consolidated statements of operations, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated February 13, 2007. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2006, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2006.

Samil Pricewaterhouse Cooper is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 24, 2007

This report is effective as of April 24, 2007, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

March 31, 2007 and December 31, 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents	(Won)	925,474	(Won)	788,066
Available-for-sale securities		23		23
Trade accounts and notes receivable, net (Note 14)		985,093		1,049,408
Other accounts receivable, net (Note 14)		28,970		27,036
Accrued income, net		2,038		820
Advance payments, net		4,548		5,431
Prepaid expenses		90,376		22,051
Prepaid value added tax		29,110		52,837
Others (Note 9)		23,220		50,608
Inventories, net (Note 4)		831,362		735,376

Total current assets		2,920,214		2,731,656

Long-term financial instruments (Note 3)		13		13
Equity-method investments		436,989		361,545
Property, plant and equipment, net (Note 5)		8,431,681		8,860,076
Intangible assets, net		105,208		114,182
Non-current guarantee deposits		17,359		17,338
Long-term prepaid expenses		175,478		137,974
Deferred income tax assets		683,753		593,063

Total assets	(Won)	12,770,695	(Won)	12,815,847

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 14)	(Won)	891,085	(Won)	943,924
Other accounts payable (Notes 14)		969,513		1,066,642
Advances received		2,727		461
Withholdings		7,182		9,045
Accrued expenses		65,536		67,814
Warranty reserve		31,702		28,015
Current portion of debentures and long-term debts (Note 6)		564,004		553,089
Others (Note 9)		19,747		25,399

Total current liabilities		2,551,496		2,694,389

Debentures, net of current portion and discounts on debentures (Note 7)		2,326,651		2,319,391
Long-term debts, net of current portion (Note 7)		1,084,114		830,540
Accrued severance benefits, net		95,553		81,851

Total liabilities		6,057,814		5,926,171

Commitments and contingencies (Note 9)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share		1,789,079		1,789,079
Capital surplus		2,275,172		2,275,172
Accumulated other comprehensive loss, net		(22,144)		(13,948)
Retained earnings		2,670,774		2,839,373

Total shareholders’ equity		6,712,881		6,889,676

Total liabilities and shareholders’ equity	(Won)	12,770,695	(Won)	12,815,847

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants
3

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Operations

Three-Month Periods Ended March 31, 2007 and 2006

(Unaudited)

(in millions of Korean won, except per share amounts)	2007		2006
Sales (Notes 14 and 15)	(Won)	2,606,363	(Won)	2,417,673

Cost of sales (Notes 11 and 14)		2,717,904		2,273,977

Gross profit (loss)		(111,541)		143,696

Selling and administrative expenses (Note 12)		125,752		108,431

Operating income (loss)		(237,293)		35,265

Non-operating income
Interest income		7,368		9,967
Rental income		1,007		1,809
Foreign exchange gains		23,894		53,708
Gain on foreign currency translation		3,066		38,091
Gain on valuation of equity-method investments		16,090		19,212
Gain on disposal of property, plant and equipment		1,501		—
Commission earned		5,970		988
Others		2,280		3,673

		61,176		127,448

Non-operating expenses
Interest expenses		44,286		35,734
Foreign exchange losses		13,794		73,215
Loss on foreign currency translation		13,468		23,241
Loss on disposal of accounts receivable		1,836		176
Loss on valuation of equity-method investments		1,873		5,970
Loss on disposal of property, plant and equipment		3		1,045
Ramp up costs		—		10,939
Donations		1		187
Others		—		5

		75,261		150,512

Income (loss) before income tax benefit		(251,378)		12,201

Income tax expense (benefit)		(82,779)		(35,317)

Net income (loss)	(Won)	(168,599)	(Won)	47,518

Earnings (loss) per share (Note 13)	(Won)	(471)	(Won)	133

Diluted earnings (loss) per share (Note 13)	(Won)	(471)	(Won)	133

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants
4

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income (loss)	(Won)	(168,599)	(Won)	47,518

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Amortization of intangible assets		11,192		10,984
Depreciation		680,966		603,802
Loss (gain) on disposal of property, plant and equipment, net		(1,498)		1,045
Loss (gain) on foreign currency translation, net		10,432		(15,840)
Amortization of discount on debentures		8,494		9,043
Provision for warranty reserve		12,472		6,593
Provision for severance benefits		18,323		15,638
Gain on valuation of equity-method investments, net		(14,217)		(13,242)
Stock compensation costs		—		11

		726,164		618,034

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		64,400		(163,627)
Decrease in inventories		(95,987)		(201,778)
Decrease (increase) in other accounts receivable		(436)		6,142
Increase in accrued income		(1,218)		(4)
Decrease in advance payments		883		3,884
Increase in prepaid expenses		(61,103)		(50,483)
Decrease in prepaid value added tax		23,727		54,911
Increase in current deferred income tax		—		(13,157)
Decrease in other current assets		3,124		21,584
Increase in long-term prepaid expenses		(44,726)		(37,656)
Increase in non-current deferred income tax		(82,780)		(27,027)
Decrease (increase) in trade accounts and notes payable		(53,172)		48,693
Decrease in other accounts payable		40,928		(31,498)
Increase in advances received		2,266		2,696
Decrease in withholdings		(1,863)		(4,206)
Decrease in accrued expenses		(2,278)		(19,037)
Decrease in income taxes payable		—		(5,244)
Decrease in warranty reserve		(8,786)		(4,884)
Decrease in other current liabilities		(4,880)		(1,469)
Accrued severance benefits transferred from affiliated company		1,956		1,262
Payments of severance benefits		(6,390)		(13,058)
Decrease (increase) in severance insurance deposits		(181)		5,825
Decrease (increase) in contribution to National Pension Fund		(7)		1

		(226,523)		(428,130)

Net cash provided by operating activities		331,042		237,422

See Report of Independent Accountants
5

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from investing activities
Proceeds from non-current guarantee deposits	(Won)	—	(Won)	5
Proceeds from disposal of property, plant and equipment		14,274		—
Acquisitions of available-for-sale securities		—		(15)
Acquisition of equity-method investments		(55,170)		—
Payments of non-current guarantee deposits		(21)		(4,692)
Acquisitions of property, plant and equipment		(404,041)		(826,603)
Acquisition of intangible assets		(2,057)		(1,966)

Net cash used in investing activities		(447,015)		(833,271)

Cash flows from financing activities
Proceeds from borrowing of long-term debts		273,014		150,000
Repayment of current maturities of long-term debts		(19,633)		(9,783)

Net cash provided by financing activities		253,381		140,217

Net increase (decrease) in cash and cash equivalents		137,408		(455,632)

Cash and cash equivalents
Beginning of the period		788,066		1,465,025

End of the period	(Won)	925,474	(Won)	1,009,393

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants
6

LG.Philips LCD Co., Ltd.

Non-Consolidated Statement of Changes in Shareholders’ Equity

Three-Month Period Ended March 31, 2007

(Unaudited)

(in millions of Korean won)	Capital stock	Capital surplus		Accumulated other comprehensive Income(loss)		Retained earnings		Total
Balance as of January 1, 2007	(Won) 1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	6,889,676
Net income (loss)	—		—		—		(168,599)		(168,599)
Changes in equity securities	—		—		8,917		—		8,917
Gain on valuation of derivatives	—		—		(17,412)		—		(17,412)
Loss on valuation of derivatives	—		—		299		—		299

Balance as of March 31, 2007	(Won) 1,789,079	(Won)	2,275,172	(Won)	(22,144)	(Won)	2,670,774	(Won)	6,712,881

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants
7

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd., under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Philips for proceeds of (Won)725,000 million and Philips acquired a 50% interest in LG LCD Co., Ltd.

The Company listed its shares with the Korea Stock Exchange and with US Securities and Exchange Commission in July, 2004.

As of March 31, 2007, the Company has outstanding capital stock amounting to (Won)1,789,079 million.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the company in its preparation of annual non-consolidated financial statements and are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

See Report of Independent Accountants
8

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS Nos. 21 through 23, including No.11,became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements as of and for the three-month period ended March 31, 2007. However, the non-consolidated statement of changes in shareholders’ equity presented comparatively purpose is not stated in accordance with the addendum of SKFAS No. 21.

3.	Financial Instruments

As of March 31, 2007 and December 31, 2006, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

4.	Inventories

Inventories as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Finished products	(Won)	375,647	(Won)	311,808
Work-in-process		325,572		312,231
Raw materials		125,849		129,373
Supplies		104,858		101,068

		931,926		854,480
Less : Valuation loss		(100,564)		(119,104)

	(Won)	831,362	(Won)	735,376

See Report of Independent Accountants
9

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

5.	Property, Plant and Equipment

Property, plant and equipment as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Buildings	(Won)	1,901,690	(Won)	1,875,511
Structures		170,673		170,631
Machinery and Equipment		13,856,503		13,754,035
Tools		141,069		138,303
Furniture and fixtures		418,785		411,459
Vehicles		10,616		12,293
Others		8,460		8,460

		16,507,796		16,370,692
Less : Accumulated depreciation		(9,391,422)		(8,715,763)
Government subsidies		(2,901)		(3,015)

		7,113,473		7,651,914
Land		317,161		317,161
Machinery-in-transit		89,923		42,010
Construction-in-progress		911,124		848,991

	(Won)	8,431,681	(Won)	8,860,076

6.	Current portion of Long-Term Debts

Current portion of long-term debts and debentures as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won) Type of borrowing	Creditor	Annual interest rates (%) as of March 31, 2007	2007		2006
Long-term debts in won currency	Korea Export- Import Bank	5.88-6.08	(Won)	39,267	(Won)	39,267
Corporate bonds in won currency		5.0		300,000		300,000
Long-term debentures in foreign currency of US$ 200 million	—	3M Libor + 0.6		188,160		185,920
Long-term debt in foreign currency of US$ 42 million	Korea Export- Import Bank and others	6M Libor + 1.2 3M Libor + 0.99 – 1.35		39,513		32,071

				566,940		557,258
Less : Discounts on debentures				(2,936)		(4,169)

			(Won)	564,004	(Won)	553,089

See Report of Independent Accountants
10

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

7.	Long-Term Debts

Long-term debts as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won) Type of borrowing	Annual interest rates (%) as of March 31, 2007	2007		2006

Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,550,000
Private debentures, payable in 2011	5.3 – 5.89		600,000		600,000
Less : Current portion			(300,000)		(300,000)
Discounts on debentures			(14,616)		(16,036)

			1,835,384		1,833,964

Convertible bonds¹
US dollar-denominated bond, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Current portion			—		—
Discount on debentures			(1,989)		(2,139)
Conversion adjustment			(75,137)		(80,827)

			491,267		485,427

		(Won)	2,326,651	(Won)	2,319,391

Won currency loans
General loans	5.53 – 6.08,	(Won)	218,750	(Won)	238,383
	3.50		14,634		14,634
Less : Current portion			(39,267)		(39,267)

			194,117		213,750

Foreign currency loans
General loans	3M Libor+0.99 – 1.35, 6.01, 3M Libor+0.35 – 0.53, 6M Libor+0.41– 1.2		929,510		648,861
Less : Current portion			(39,513)		(32,071)

			889,997		616,790

		(Won)	1,084,114	(Won)	830,540

See Report of Independent Accountants
11

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of March 31, 2007, the number of non-converted common shares is 8,276,681.

As of March 31, 2007, foreign currency loans denominated in U.S. dollars amount to US$ 988 million (December 31, 2006 : US$ 698 million).

See Report of Independent Accountants
12

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

8.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won) 44,050 per share. The exercise price decreased from (Won) 44,260 to (Won) 44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7,2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs as of March 31, 2007 and December 31, 2006, consist of the following :

	2007		2006
	Number of shares under SARs	Weighted average exercise price	Number of shares under SARs	Weighted average exercise price
Beginning	260,000	44,050	410,000	44,050
Granted	—	—	—	—
Cancelled/Expired [1]	—	—	150,000	44,050
Exercised	—	—	—	—
Ending	260,000	44,050	260,000	44,050
Exercisable as of March 31,2007	—	—	—	—

¹	Options cancelled due to the retirement of several executive officers.

The Company did not recognize any compensation costs in 2007 as market price is below the exercise price as of March 31, 2007.

See Report of Independent Accountants
13

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

9.	Commitments and Contingencies

As of March 31, 2007, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of March 31, 2007, the Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$100 million.

As of March 31, 2007, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of US$1,203.5 million. The Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won) 90,000 million and US$123.5 million. The amount of negotiated foreign currency receivables outstanding as of March 31, 2007, is (Won)153,155.

The Company has repayment guarantee from ABN AMRO Bank amounting to US$8.5 million relating to value-added tax payments in Poland.

As of March 31, 2007, the Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin bank and Societe Generale in connection with a EUR 140 million term loan credit facility LG.Philips LCD Poland entered into.

As of March 31, 2007, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Philips Electronics.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows :

(in millions)
Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
SC First Bank and others		US$ 1,874	(Won)	1,759,693	(Won)916.40:US$1-(Won)957.71:US$1	Apr. 2, 2007 – Feb. 4, 2008

HSBC and others		EUR 104	(Won)	127,176	(Won)1,192.46:EUR1-(Won)1,257.13:EUR1	Apr. 10, 2007 – Nov. 19, 2007

Woori Bank and others	(Won)	345,262		JP¥ 42,600	(Won)7.816:JP¥1-(Won)8.709:JP¥1	Apr. 2, 2007 – Dec. 14, 2007

DBS and others		US$ 9		JP¥ 1,000	JP¥115.543:US$1-JP¥115.59:US$1	Apr. 12, 2007 – Apr. 16, 2007

See Report of Independent Accountants
14

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

As of March 31, 2007, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)9,945 million and (Won)13,394 million, respectively. Total unrealized gains and losses of (Won)274 million and (Won)701 million, respectively, were charged to operations for the three-month period ended March 31, 2007, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to be completed on February 4, 2008. The aggregate amount of all deferred gains and losses of (Won)9,671 million and (Won)12,693 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from March 31, 2007.

For the three-month period ended March 31, 2007, the Company recorded realized gains of (Won)10,281 million (2006: (Won)64,842million) on foreign currency forward contracts upon settlement, and for the three-month period ended March 31, 2007, realized losses amounted to (Won)10,496 million (2006: (Won)15,872 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of such contracts follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	150		—	3M Libor ~ 3M Libor + 0.53%	Aug. 29, 2011 –Jan. 31, 2012
		—	(Won)	143,269	4.54% - 5.35%

As of March 31, 2007, unrealized losses of (Won)631 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes, while unrealized gains of (Won)1,061 million were charged to current operations as these contracts do not fulfill those requirements.

For the three-month period ended March 31, 2007, the Company recorded realized gains of (Won)187 million (2006 : losses of (Won)414 million) and no realized losses on cross-currency swap contracts upon settlement. For the three-month period end March 31, 2006, realized losses amounted to (Won)1,555 million.

The Company entered into interest rate swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

See Report of Independent Accountants
15

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

A summary of such contracts follows:

(in millions) Contracting party	Contract Amount	Contract foreign exchange rate		Maturity date
SC First Bank	US$150	Accept floating rate	6M Libor	May 21, 2009 - May 24, 2010

	—	Pay fixed rate	5.375% - 5.644%

As of March 31, 2007, unrealized losses of (Won)2,568 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes.

The Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	USD Buying		USD Selling		Strike Price		Maturity date
KDB and others	US$	50	US$	100	(Won) (Won)	957.30:US$1- 966.50:US$1	May 21, 2007 - June 21, 2007

As of March 31, 2007, unrealized losses of (Won)525 million, were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages.

See Report of Independent Accountants
16

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

On May 27, 2004, the Company filed a complaint in the United States District Court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for portable computer patent infringement against LG Electronics Inc.(“LGE”) and the Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District Court for the District of Delaware. On July 27, 2006, the jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company $52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the Northern District Court of Illinois Eastern Division.

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp., filed counter-claim against the Company in the United States District Court for the Western District of Wisconsin to defend the claim which the Company brought against AU Optronics Corp. in Delaware Court in December 1, 2006.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s motion to intervene in the patent infringement case brought by Positive Technologies, Inc.

See Report of Independent Accountants
17

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of March 31, 2007, the Company, along with a number of other companies in the LCD industry, has been named as defendant in a number of federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

In February 2007, the Company and its certain officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Company is not in a position to predict their outcome. However, the Company intends to defend itself vigorously in these matters.

10.	Comprehensive Income

Comprehensive income (loss) for the three-month periods ended March 31, 2007 and 2006, are as follows :

(in millions of Korean won)	2007		2006
Net income	(Won)	(168,599)	(Won)	47,518
Other comprehensive income		(8,196)		29,883
Gain (loss) on equity-method investments (tax effects : (Won) 1,420million)		8,917		(11,639)
Gain(loss) on valuation of derivative investments (tax effects : (Won) 6,604million)		(17,412)		40,265
Gain on valuation of derivative investments (tax effects : (Won) (113)million)		299		1,257

Comprehensive income(loss)	(Won)	(176,795)	(Won)	77,401

See Report of Independent Accountants
18

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

11.	Cost of Sales

Cost of sales for the three-month periods ended March 31, 2007 and 2006, are as follows :

(in millions of Korean won)	2007		2006
Finished goods
Beginning balance of inventories	(Won)	256,002	(Won)	173,404
Cost of goods manufactured		2,777,698		1,917,967
Ending balance of inventories		(320,847)		(336,271)

		2,712,853		1,755,100
Others		5,051		518,877

	(Won)	2,717,904	(Won)	2,273,977

12. Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2007 and 2006, consist of the following:

(in millions of Korean won	2007		2006
Salaries	(Won)	13,709	(Won)	10,494
Severance benefits		1,772		1,637
Employee benefits		1,861		1,375
Freight expenses		34,687		51,495
Rental expenses		858		489
Commission expenses		14,076		6,820
Entertainment expenses		344		341
Depreciation		1,051		501
Taxes and dues		277		100
Advertising expenses		5,772		5,179
Promotional expenses		6,273		—
Development costs		521		27
Research expenses		26,146		17,830
Bad debt expenses		725		56
Product warranty expenses		12,473		6,593
Others		5,257		5,494

	(Won)	125,752	(Won)	108,431

See Report of Independent Accountants
19

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

13.	Earnings Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the three-month periods ended March 31, 2007 and 2006, are as follows:

(in millions, except per share amounts)	2007		2006
Net income (loss) as reported on the statements of operations	(Won)	(168,599)	(Won)	47,518
Weighted-average number of common shares outstanding		358		358

Earnings (loss) per share	(Won)	(471)	(Won)	133

The Company has issued no diluted securities until the Company issued convertible bonds on April 19, 2005. Diluted earnings per share is identical to basic earnings per share as convertibles bonds have no dilutive effect for the three-month periods ended March 31, 2007 and 2006.

Additionally, loss per share for the year ended December 31, 2006, was as follows:

	Year ended December 31, 2006
Basic loss per share	(Won)	2,150
Diluted loss per share	(Won)	2,150

See Report of Independent Accountants
20

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

14.	Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2007 and 2006, and the related account balances outstanding as of March 31, 2007 and December 31, 2006 are summarized as follows:

	Sales ¹				Purchases ¹
(in millions of Korean won)	2007		2006		2007		2006
Parent companies	(Won)	197,149	(Won)	161,028	(Won)	25,589	(Won)	38,885
Company that has significant influence over the Company		—		—		3,424		2,806
Overseas subsidiaries		2,216,035		2,140,176		86,049		2,563
Equity-method investee		—		6		49,410		13,861
Other related parties		41,231		24,855		440,982		595,108

Total	(Won)	2,454,415	(Won)	2,326,065	(Won)	605,454	(Won)	653,223

¹	Includes sales of (Won)12,015 million and purchases of property, plant and equipment of (Won)83,828 million.

	Receivables				Payables
(in millions of Korean won)	2007		2006		2007		2006
Parent companies	(Won)	123,141	(Won)	70,805	(Won)	17,805	(Won)	19,328
Company that has significant influence over the Company		2,340		2,340		752		548
Overseas subsidiaries		775,314		963,098		27,845		27,449
Equity-method investee		—		—		19,111		22,535
Other related parties		22,427		22,897		386,621		424,572

Total	(Won)	923,222	(Won)	1,059,140	(Won)	452,134	(Won)	494,432

Key management¹ compensation costs for the three-month periods ended March 31, 2007 and 2006, are as follows :

(in millions of Korean won)	2007		2006
Officers’ salaries	(Won)	392	(Won)	381
Post-retirement benefits		68		70
Stock-based compensation		—		3

	(Won)	460	(Won)	454

¹	Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2007 and 2006 is (Won)13.4 billion.

See Report of Independent Accountants
21

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

15.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represents 91 % of total sales.

The following is a summary of operations by country based on the location of the customers for the three-month periods ended March 31, 2007 and 2006.

(in millions of Korean won)
Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2007	(Won)	216,589	(Won)	757,737	(Won)	283,303	(Won)	277,900	(Won)	494,900	(Won)	404,711	(Won)	171,223	(Won)	2,606,363

2006	(Won)	176,391	(Won)	231,016	(Won)	319,504	(Won)	266,659	(Won)	937,132	(Won)	424,201	(Won)	62,770	(Won)	2,417,673

16.	Subsequent Events

In April 2007, the Company issued convertible bonds with the following terms.

Aggregate amt (in millions)	Date of issuance	Date of maturity	Coupon rate
US$ 550	April 18, 2007	April 18, 2012	0%

Method of redemption

1) Maturity	On April 18, 2012, the bonds will be redeemed at 116.77% of their principal amount.

2) Put option	Each holder of the bonds has the option, to require the Company to redeem all or part of the bonds at 109.75% of their principal amount on April 18, 2010.

3) Call option	On or at any time after April 18, 2010, the Company may, having given not less than 30 nor more than 60 days’ notice to the bondholders, redeem in U.S dollars all or from time to time any portion of the bonds at their early redemption amount, provided that the market price of a common share of at least 20 trading days out of 30 consecutive trading days prior to early redemption notice is higher than 130% of the conversion price.

17.	Reclassification of Prior Period Financial Statements

Due to the adoption of SKFAS No. 21, certain amounts in the March 31, 2006 and December 31, 2006 financial statements have been reclassified to conform to the March 31, 2007 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants
22

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

March 31, 2007 and December 31, 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents	(Won)	979,951	(Won)	954,362
Available-for-sale securities		23		23
Trade accounts and notes receivable, net (Notes 9 and 14)		892,594		859,300
Other accounts receivable, net (Notes 9 and 14)		100,553		112,182
Accrued income, net		2,045		850
Advance payments, net		12,684		7,050
Prepaid expenses		67,926		23,536
Prepaid value added tax		59,624		93,058
Other current assets		23,418		50,884
Deferred income tax assets		2,272		677
Inventories, net (Note 4)		1,078,023		1,052,705

Total current assets		3,219,113		3,154,627

Long-term financial instruments (Note 3)		13		13
Available-for-sale securities		1		1
Equity method investment		18,995		19,284
Property, plant and equipment, net (Note 5)		9,061,801		9,428,046
Intangible assets, net		115,670		123,826
Non-current guarantee deposits		22,214		22,454
Long-term prepaid expenses		175,553		138,051
Deferred income tax assets		690,116		601,485

Total assets	(Won)	13,303,476	(Won)	13,487,787

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 14)	(Won)	902,296	(Won)	949,436
Short-term borrowings (Note 6)		192,330		250,105
Other accounts payable (Note 14)		1,117,161		1,249,405
Advances received		41,019		45,785
Withholdings		7,185		25,376
Accrued expenses		32,292		55,867
Income tax payable		7,736		4,658
Current portion of long-term debts (Note 6)		586,829		563,630
Warranty reserve		33,425		31,261
Other current liabilities		20,846		33,266

Total current liabilities		2,941,119		3,208,789

Debentures, net of current portion and discounts on debentures (Note 7)		2,326,651		2,319,391
Long-term debts, net of current portion (Note 7)		1,225,949		987,597
Accrued severance benefits, net		95,664		81,885
Long-term accrued expenses		1,196		430
Deferred income tax liabilities		16		19

Total liabilities		6,590,595		6,598,111

Commitments and contingencies (Note 9)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share;
		1,789,079		1,789,079
Capital surplus		2,275,172		2,275,172
Accumulated other comprehensive loss, net		(22,144)		(13,948)
Retained earnings		2,670,774		2,839,373

Total shareholders’ equity		6,712,881		6,889,676

Total liabilities and shareholders’ equity	(Won)	13,303,476	(Won)	13,487,787

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

3

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Operations

Three-Month Periods Ended March 31, 2007 and 2006

(Unaudited)

(in millions of Korean won, except per share amounts)	2007		2006
Sales (Notes 14 and 15)	(Won)	2,722,456		2,471,136

Cost of sales (Notes 11 and 14)		2,771,645		2,293,886

Gross profit (loss)		(49,189)		177,250

Selling and administrative expenses (Note 12)		158,413		125,620

Operating income (loss)		(207,602)		51,630

Non-operating income
Interest income		8,435		10,452
Rental income		1,007		1,809
Commission earned		1,594		323
Foreign exchange gains		46,862		94,830
Gain on foreign currency translation		4,824		43,196
Gain on valuation equity-method of investments		1,151		784
Gain on disposal of property, plant and equipment		609		—
Others		2,696		3,330

		67,178		154,724

Non-operating expenses
Interest expense		49,100		37,585
Foreign exchange losses		32,884		113,812
Loss on foreign currency translation		13,848		25,833
Donations		1		187
Loss on disposal of accounts receivable		8,325		2,748
Loss on disposal of property, plant and equipment		17		1,045
Ramp up cost		—		10,939
Other bad debt expense		1,373		—
Others		20		35

		105,568		192,184

Income (loss) before income taxes		(245,992)		14,170

Income tax expense (benefit)		(77,393)		(33,348)

Net income (loss)	(Won)	(168,599)	(Won)	47,518

Earnings (loss) per share (Note 13)	(Won)	(471)	(Won)	133

Diluted earnings (loss) per share (Note 13)	(Won)	(471)	(Won)	133

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

4

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income (loss)	(Won)	(168,599)	(Won)	47,518

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of intangible assets		11,538		11,258
Depreciation		708,498		617,259
Loss (Gain) on disposal of property, plant and equipment, net		(592)		1,045
Loss (Gain) on foreign currency translation, net		8,986		(18,572)
Amortization of discount on debentures		8,493		9,044
Provision for warranty		13,676		10,811
Provision for severance benefits		18,328		15,650
Gain on valuation equity-method of investments		(1,151)		(784)
Stock compensation cost		0		11

		767,776		645,722

Changes in operating assets and liabilities
Increase (decrease) in trade accounts and notes receivable		(32,297)		34,424
Increase in inventories		(25,319)		(385,509)
Decrease in other accounts receivable		13,127		8,387
Increase in accrued income		(1,195)		(4)
Increase (decrease) in advance payments		(5,635)		3,861
Increase in prepaid expenses		(37,167)		(50,567)
Decrease in prepaid value added tax		33,434		55,110
Increase in current deferred income tax assets		(32,307)		(14,131)
Decrease in other current assets		3,205		22,426
Increase in long-term prepaid expenses		(44,725)		(37,651)
Increase in non-current deferred income tax assets		(50,009)		(26,347)
Decrease (increase) in trade accounts and notes payable		(48,428)		39,137
Increase (decrease) in other accounts payable		15,475		(35,182)
Decrease (increase) in advances received		(4,700)		10,522
Decrease in withholdings		(18,191)		(4,154)
Decrease in accrued expenses		(23,575)		(24,041)
Increase(decrease) in income tax payable		3,078		(3,051)
Decrease in warranty reserve		(11,512)		(9,685)
Decrease in other current liabilities		(11,648)		(1,485)
Decrease in non-current deferred income tax liabilities		(3)		(443)
Increase in long-term accrued expenses		766		82
Accrued severance benefits transferred from affiliated company, net		1,956		1,262
Payment of severance benefits		(6,392)		(13,059)
Decrease(increase) in severance insurance deposits		(181)		5,825
Decrease in contributions to the National Pension Fund		68		1
Increase (decrease) in consolidation adjustments, net		10,043		(8,124)

		(272,132)		(432,396)

Net cash provided by operating activities		327,045		260,844

5

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2007 and 2006

(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from investing activities
Acquisition of available-for-sale securities		—		(15)
Payment of non-current guarantee deposits		—		(4,529)
Proceeds from non-current guarantee deposits		239		5
Proceeds from disposal of property, plant and equipment		2,957		—
Acquisition of property, plant and equipment		(492,969)		(838,667)
Acquisition of intangible assets		(2,057)		(1,649)
Collection of short-term loans receivable		—		(4)

Net cash used in investing activities		(491,830)		(844,859)

Cash flows from financing activities
Proceeds from long-term debts		273,014		146,148
Repayment of short-term borrowings		(57,685)		(66,136)
Repayment of current maturities of long-term debts		(24,955)		(15,325)

Net cash provided by financing activities		190,374		64,687

Net increase (decrease) in cash and cash equivalents		25,589		(519,328)

Cash and cash equivalents
Beginning of the period		954,362		1,579,452

End of the period	(Won)	979,951	(Won)	1,060,124

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

6

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

Three-Month Period Ended March 31, 2007 and 2006

(Unaudited)

(in millions of Korean won)	Capital stock		Capital surplus		Accumulated other comprehensive income		Retained earnings		Total
Balance as of January 1, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	6,889,676
Net income (loss)		—		—		—		(168,599)		(168,599)
Changes in overseas subsidiary translation adjustment		—		—		8,917		—		8,917
Gain on valuation of derivatives		—		—		(17,412)		—		(17,412)
Loss on valuation of derivatives		—		—		299		—		299

Balance as of March 31, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(22,144)	(Won)	2,670,774	(Won)	6,712,881

The accompanying notes are an integral part of these consolidated financial statements.

7

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

1.	The Companies

The accompanying consolidated financial statements include the accounts of LG. Philips LCD Co., Ltd. (the “Company” or the “Controlling Company”) and its consolidated subsidiaries. The general information on the Controlling Company and its consolidated subsidiaries is described below.

The Controlling Company

LG.Philips LCD Co., Ltd. was incorporated in 1985 as the original name of LG Soft, Ltd. under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for proceeds of (Won)725,000 million and Philips acquired a 50% interest in LG LCD Co., Ltd.

The Company listed its shares with the Korea Stock Exchange and with US Securities and Exchange Commission in July 2004.

Consolidated Subsidiaries

As of March 31, 2007, the Company has outstanding capital stock amounting to (Won)1,789,079 million. Consolidated subsidiaries as of March 31, 2007, are as follows:

	Total issued and outstanding shares		No. of shares owned by the Controlling Company		Percentage of Ownership (%)
Overseas Subsidiaries
LG.Philips LCD America, Inc.	5,000,000		5,000,000		100
LG.Philips LCD Japan Co., Ltd.	1,900		1,900		100
LG.Philips LCD Germany GmbH	960,000		960,000		100
LG.Philips LCD Taiwan Co., Ltd.	11,550,000		11,549,994		100
LG.Philips LCD Nanjing Co., Ltd.	-	[1]	-	[1]	100
LG.Philips LCD Hong Kong Co., Ltd.	115,000		115,000		100
LG.Philips LCD Shanghai Co., Ltd.	-	[1]	-	[1]	100
LG.Philips LCD Poland Sp.z o.o.	4,103,277		4,103,277		100
LG.Philips LCD Guangzhou Co., Ltd.	-	[1]	-	[1]	100

[1]	No shares have been issued in accordance with the local laws and regulations.

See Report of Independent Accountants
8

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

The primary business activities of the consolidated subsidiaries are as follows:

(1) LG.Philips LCD America, Inc. (LPLA)

LPLA was incorporated in California, U.S.A. in September 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of March 31, 2007 and December 31, 2006, its capital stock amounted to US$5 million and is wholly owned by LG.Philips LCD Co., Ltd.

(2) LG.Philips LCD Japan Co., Ltd. (LPLJ)

LPLJ was incorporated in Tokyo, Japan in October 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of March 31, 2007 and December 31, 2006, its capital stock amounted to JP¥95 million and is wholly owned by LG.Philips LCD Co., Ltd.

(3) LG.Philips LCD Germany GmbH (LPLG)

LPLG was incorporated in Düsseldorf, Germany in November 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of March 31, 2007 and December 31, 2006, its capital stock amounted to EUR1 million and is wholly owned by LG.Philips LCD Co., Ltd.

(4) LG.Philips LCD Taiwan Co., Ltd. (LPLT)

LPLT was incorporated in Taipei, Taiwan in April 1999, to sell TFT-LCD products and its shares were acquired by the Company in May 2000. As of March 31, 2007 and December 31, 2006, its capital stock amounted to NTD116 million.

(5) LG.Philips LCD Nanjing Co., Ltd. (LPLNJ)

LPLCN was incorporated in Nanjing, China in July 2002, to manufacture and sell TFT-LCD products. As of March 31, 2007 and December 31, 2006, its capital stock amounted to CNY 1,380 million and is wholly owned by LG. Philips LCD Co., Ltd.

(6) LG.Philips LCD Hong Kong Co., Ltd. (LPLHK)

LPLHK was incorporated in Hong Kong in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of March 31, 2007 and December 31, 2006, its capital stock amounted to HK$ 12 million and is wholly owned by LG.Philips LCD Co., Ltd.

(7) LG.Philips LCD Shanghai Co., Ltd. (LPLSH)

LPLSH was incorporated in Shanghai, China in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of March 31, 2007 and December 31, 2006, its capital stock amounted to CNY 4 million and is wholly owned by LG.Philips LCD Co., Ltd.

(8) LG.Philips LCD Poland Sp. z o.o. (LPLWR)

LPLWR was incorporated in Poland on September 6, 2005, to manufacture and sell the TFT-LCD products of LG. Philips LCD Co., Ltd. As of March 31, 2007 and December 31, 2006, its capital stock amounted to PLN 410 million and PLN 239 million and is wholly owned by LG. Philips LCD Co., Ltd.

See Report of Independent Accountants
9

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

(9) LG.Philips LCD Guangzhou Co., Ltd. (LPLGZ)

LPLGZ was incorporated in Guangzhou, China on June 30, 2006, to manufacture and sell the TFT LCD products of LG. Philips LCD Co., Ltd. As of December 31, 2006, its capital stock amounted to CNY 318 million and is wholly owned by LG. Philips LCD Co., Ltd.

Equity-method investment

The primary business activity of the equity-method investment follows:

(1) Paju Electric Glass Co., Ltd. (PEG)

PEG was incorporated in Paju, Korea in January 2005, to produce electric glass. As of March 31, 2007 and December 31, 2006, its capital stock amounted to (Won)36,000 million and 40% shares of PEG is owned by LG.Philips LCD Co., Ltd.

See Report of Independent Accountants
10

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

Consolidated Subsidiaries

A summary of financial data of the consolidated subsidiaries, prior to the elimination of intercompany transactions, is as follows:

Condensed Balance Sheets

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan.Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets	(Won)	96,022	(Won)	242,631	(Won)	104,160	(Won)	292,313	(Won)	75,439
Non-current assets		4,631		1,635		1,033		1,843		361,447

Total assets	(Won)	100,653	(Won)	244,266	(Won)	105,193	(Won)	294,156	(Won)	436,886

Current liabilities	(Won)	88,071	(Won)	238,256	(Won)	99,748	(Won)	280,325	(Won)	81,848
Non-current liabilities		—		—		36		—		141,835

Total liabilities		88,071		238,256		99,784		280,325		223,683

Capital stock		6,082		1,252		1,088		4,189		177,854
Retained earnings		8,724		4,846		5,549		12,381		51,473
Capital adjustments		(2,224)		(88)		(1,228)		(2,739)		(16,124)

Total shareholders’ equity		12,582		6,010		5,409		13,831		213,203

Total liabilities and shareholders’ equity	(Won)	100,653	(Won)	244,266	(Won)	105,193	(Won)	294,156	(Won)	436,886

(in millions of Korean won)	LG. Philips LCD Hong Kong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		LG. Philips LCD Guangzhou Co., Ltd.		Total
Current assets	(Won)	101,658	(Won)	167,241	(Won)	23,751	(Won)	20,635	(Won)	1,123,850
Non-current assets		326		198		237,661		35,134		643,908

Total assets	(Won)	101,984	(Won)	167,439	(Won)	261,412	(Won)	55,769	(Won)	1,767,758

Current liabilities	(Won)	95,280	(Won)	161,708	(Won)	138,539	(Won)	18,458	(Won)	1,202,233
Non-current liabilities		16		—		1,271		—		143,158

Total liabilities		95,296		161,708		139,810		18,458		1,345,391

Capital stock		1,736		596		131,761		38,264		362,822
Retained earnings		5,669		5,603		(11,259)		(1,375)		81,611
Capital adjustments		(717)		(468)		1,100		422		(22,066)

Total shareholders’ equity		6,688		5,731		121,602		37,311		422,367

Total liabilities and shareholders’ equity	(Won)	101,984	(Won)	167,439	(Won)	261,412	(Won)	55,769	(Won)	1,767,758

See Report of Independent Accountants
11

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

Condensed Statements of Income

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	263,792	(Won)	453,443	(Won)	270,672	(Won)	830,303	(Won)	66,483
Cost of sales		255,045		444,785		268,256		821,258		47,023

Gross profit		8,747		8,658		2,416		9,045		19,460
Selling and administrative expenses		2,887		3,124		1,772		2,570		16,648

Operating income		5,860		5,534		644		6,475		2,812
Non-operating income (expense)		(1,051)		(2,254)		738		(4,490)		(1,985)

Income (loss) before income taxes		4,809		3,280		1,382		1,985		827
Income tax expense (benefit)		1,757		1,490		645		510		926

Net income (loss)	(Won)	3,052	(Won)	1,790	(Won)	737	(Won)	1,475	(Won)	(99)

(in millions of Korean won)	LG. Philips LCD Hong Kong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp z o.o.		LG. Philips LCD Guangzhou Co., Ltd.		Total
Sales	(Won)	223,308	(Won)	288,208	(Won)	11,212	(Won)	—	(Won)	2,407,421
Cost of sales		221,540		284,491		9,754		—		2,352,152

Gross profit		1,768		3,717		1,458		—		55,269
Selling and administrative expenses		1,241		1,336		5,803		597		35,978

Operating income (loss)		527		2,381		(4,345)		(597)		19,291
Non-operating income (expense)		53		(606)		3,447		178		(5,970)

Income (loss) before income taxes		580		1,775		(898)		(419)		13,321
Income tax expense (benefit)		(48)		107		—		—		5,387

Net income (loss)	(Won)	628	(Won)	1,668	(Won)	(898)	(Won)	(419)	(Won)	7,934

See Report of Independent Accountants
12

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company and its consolidated subsidiaries in the preparation of its interim consolidated financial statements are same as those followed by the Company in its preparation of annual consolidated financial statements and are summarized below.

Basis of Consolidated Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position and results of operations, is not presented in the accompanying consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS No. 21 through 23, including No.11 and 25, became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements as of and for the three-month period ended March 31, 2007. However, the consolidated statement of changes in shareholders’ equity presented for comparative purposes is not stated in accordance with the addendum of SKFAS No. 21.

See Report of Independent Accountants
13

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

3.	Financial Instruments

As of March 31, 2007 and December 31, 2006, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

4.	Inventories

Inventories as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Finished products	(Won)	626,537	(Won)	641,913
Work-in-process		325,572		312,231
Raw materials		125,849		129,981
Supplies		106,086		101,581

		1,184,044		1,185,706
Less : Valuation loss		(106,021)		(133,001)

	(Won)	1,078,023	(Won)	1,052,705

5.	Property, Plant and Equipment

Property, Plant and Equipment as of March 31, 2007 and December 31, 2006, consist of the following :

(in millions of Korean won)	2007		2006
Buildings	(Won)	2,160,226	(Won)	2,026,462
Structures		171,799		171,743
Machinery and Equipment		14,216,880		14,035,368
Tools		194,334		167,291
Furniture and fixtures		444,568		435,467
Vehicles		14,108		14,875
Others		8,460		8,460

		17,210,375		16,859,666
Less : Accumulated depreciation		(9,557,312)		(8,849,494)
Government subsidies		(2,901)		(3,015)

		7,650,162		8,007,157
Land		335,826		335,563
Machinery-in-transit		124,103		118,373
Construction-in-progress		970,375		985,355

		1,430,340		1,439,291
Less: Government subsidies		(18,665)		(18,402)

		1,411,639		1,420,889
Property, Plant and Equipment, net	(Won)	9,061,801	(Won)	9,428,046

See Report of Independent Accountants
14

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

6. Short-Term Borrowings

a. Short-term borrowings as of March 31, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Creditor	Annual interest rates (%) as of March 31, 2007	2007	2006
Documents against acceptance of US$ 163 million (2006 : US$ 220 million)	Woori Bank and others	3M Libor + 0.7 –0.9	(Won)153,155	(Won)204,528
General loans of US$ 10 million, JP¥ 970 million, EUR 10 million, and PLN 27 million (2006 : US$ 13 million, JP¥ 1,520 million, EUR 8 million, and PLN 39 million)	Mizuho Bank and others	Tibor + 0.4 Libor + 0.45 – 0.6 Euribor + 0.45	39, 175	45,577

			(Won)192,330	(Won)250,105

b. Current portion of long-term debts as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	Annual interest rate (%) as of March 31, 2007	2007		2006
Type of borrowing
Long -tem debts in won currency	5.88-6.08	(Won)	39,267	(Won)	39,266
Long-term debts in won currency	5.0		300,000		300,000
Long-term debentures in foreign currency	3ML+0.6		188,160		185,920
Long-term debts in foreign currency	6ML+ 1.2, 3ML+0.99~1.35 5.832-5.935		62,338		42,613

			589,765		567,799
Less: Discount on debentures			(2,936)		(4,169)

		(Won)	586,829	(Won)	563,630

See Report of Independent Accountants
15

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

7. Long-Term Debts

Long-term debts as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of March 31, 2007	2007		2006
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 5.0	(Won)	1,550,000	(Won)	1,550,000
Private debentures, payable in 2011	5.3 – 5.89		600,000		600,000
Less: Current portion			(300,000)		(300,000)
Discounts on debentures			(14,616)		(16,036)

			1,835,384		1,833,964

Convertible bonds¹
US dollar-denominated bond, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Discount on debentures			(1,989)		(2,139)
Conversion adjustment			(75,137)		(80,827)

			491,267		485,427

		(Won)	2,326,651	(Won)	2,319,391

Won currency loans
General loans	5.53-6.08	(Won)	218,750	(Won)	238,383
	3.50		14,634		14,634
Less : Current portion			(39,267)		(39,267)

			194,117		213,750

Foreign currency loans
General loans	5.835-6.156		141,835		167,599
	6ML+0.69-1.2		92,198		44,621
	3ML+0.99-1.35, 6.01		272,832		139,440
	6ML + 0.41 3ML+0.35-0.53		564,480		464,800
Less : Current portion			(39,513)		(42,613)

			1,031,832		773,847

		(Won)	1,225,949	(Won)	987,597

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of March 31, 2007, the number of non-converted common shares is 8,276,681.

See Report of Independent Accountants
16

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

As of March 31, 2007, foreign currency loans denominated in U.S. dollars and Chinese yuan renminbi amounted to US$ 1,118 million and CNY 160 million (December 31, 2006 : US$ 845 million and CNY 260 million), respectively.

8. Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won) 44,050 per share. The exercise price decreased from (Won) 44,260 to (Won) 44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7,2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs as of March 31, 2007 and December 31, 2006, consist of the following:

	2007		2006
	Number of shares under SARs	Weighted average exercise price	Number of shares under SARs	Weighted average exercise price
Beginning	260,000	44,050	410,000	44,050
Granted	—	—	—	—
Cancelled/Expired [1]	—	—	150,000	44,050
Exercised	—	—	—	—
Ending	260,000	44,050	260,000	44,050
Exercisable as of March 31,2007	—	—	—	—

¹	Options cancelled due to the retirement of several executive officers.

The Company did not recognize any compensation costs in 2007 as market price is below the exercise price as of March 31, 2007.

See Report of Independent Accountants
17

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

9.	Commitments and Contingencies

As of March 31, 2007, the Controlling Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of March 31, 2007, the Controlling Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$100 million.

LG. Philips LCD America Inc. has entered into a line of credit agreement, up to US $7 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP ¥ 1,300 million and US$4 million, respectively, relating to their local tax payments.

As of March 31, 2007, the Controlling Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,203.5 million. The Controlling Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won) 90,000 million and US$123.5 million. The amount of negotiated foreign currency receivables outstanding as of March 31, 2007, is (Won)153,155 million.

The Controlling Company has repayment guarantee from ABN AMRO Bank amounting to US$8.5 million relating to tax payments in Poland.

As of March 31, 2007, the Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 140 million term loan credit facility LG.Philips LCD Poland entered into.

In September 2004, the Controlling Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest up to US$450 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively.

As of March 31, 2007, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won) 336,263 million (December 31, 2006: (Won)364,785 million), of which the Company’s subordinated retained interest was (Won) 65,566 million (December 31, 2006 : (Won)70,643 million). Accordingly, (Won)270,697 million (December 31, 2006: (Won)294,122 million) of accounts receivable balances, net of applicable allowances, was removed from the consolidated balance sheet at March 31, 2007. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)3,733 million for the three-month period ended March 31, 2007.

See Report of Independent Accountants
18

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

In June 2006, the LPLSH entered into accounts receivable selling program with Standard Chartered Bank for up to US$200 million. As of March 31, 2007, the amount of accounts receivables which was recorded as sales is (Won)19,258 million. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)271 million for the three-month period ended March 31, 2007.

In September 2006, the LPLT entered into accounts receivable selling program with ChinaTrust Bank for up to US$343 million. As of March 31, 2007, the amount of accounts receivables which was recorded as sales is (Won)147,836 million. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)2,134 million for the three-month period ended March 31, 2007.

In October 2006, the Controlling Company entered into a five-year accounts receivable selling program with Standard Chartered Bank. The Company sells accounts receivables of four subsidiaries, namely, LPLA, LPLG, LPLSH and LG.Philips LCD Hong Kong (“LPLHK”), on a revolving basis, for up to US$600 million. As of March 31, 2007, the amount of accounts receivables which was recorded as sales is (Won)179,758 million. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)2,450 million for the three-month period ended March 31, 2007.

As of March 31, 2007, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Philips Electronics.

The Controlling Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Controlling Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows :

(in millions) Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date
SC First Bank and others	US$ 1,874	(Won) 1,759,693	(Won)916.40:US$1- (Won)957.71:US$1	Apr. 2, 2007 – Feb. 4, 2008

HSBC and others	EUR 104	(Won)127,176	(Won)1,192.46:EUR1- (Won)1,257.13:EUR1	Apr. 10, 2007 – Nov. 19, 2007

Woori Bank and others	(Won) 345,262	JP¥ 42,600	(Won)7.816:JP¥1- (Won)8.709:JP¥1	Apr. 2, 2007 – Dec. 14, 2007

DBS and others	US$ 9	JP¥ 1,000	JP¥115.543:US$1- JP¥115.59:US$1	Apr. 12, 2007 – Apr. 16, 2007

See Report of Independent Accountants
19

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

As of March 31, 2007, the Controlling Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)9,945 million and (Won)13,394 million, respectively. Total unrealized gains and losses of (Won)274 million and (Won) 701 million, respectively, were charged to operations for the three-month period ended March 31, 2007, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to be completed on Feb.4, 2008. The aggregate amount of all deferred gains and losses of (Won)9,671 million and (Won) 12,693 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from March 31, 2007.

For the three-month period ended March 31, 2007, the Company recorded realized gains of (Won)10,281 million (2006: (Won) 64,842million) on foreign currency forward contracts upon settlement, and for the three-month period ended March 31, 2007, realized losses amounted to (Won)10,496 million (2006: (Won) 15,872 million).

The Controlling Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of such contracts follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	150		—	3M Libor~ 3M Libor + 0.53%	Aug. 29, 2011 – Jan. 31, 2012
		—	(Won)	143,269	4.54% - 5.35%

As of March 31, 2007, unrealized losses of (Won) 631 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes, while unrealized gains of (Won)1,061 million were charged to current operations as these contracts do not fulfill those requirements.

For the three-month period ended March 31, 2007, the Company recorded realized gains of (Won)187 million (2006 : losses of (Won)414 million) and no realized losses on cross-currency swap contracts upon settlement. For the three-month period end March 31, 2006, realized losses amounted to (Won)1,555 million.

The Controlling Company entered into interest rate swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

See Report of Independent Accountants
20

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

A summary of such contracts follows:

(in millions)
Contracting party	Contract Amount		Contract foreign exchange rate		Maturity date
SC First Bank	US$	150	Accept floating rate	6M Libor	May 21, 2009 -
		—	Pay fixed rate	5.375% - 5.644%	May 24, 2010

As of March 31, 2007, unrealized losses of (Won)2,568 million were recognized as accumulated other comprehensive income as these contracts fulfill the requirements for hedge accounting for financial statement purposes.

The Controlling Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions)
Contracting party	USD Put Buying		USD Call Selling		Strike Price		Maturity date
KDB and others	US$	50	US$	100	(Won) (Won)	957.30:US$1- 966.50:US$1	May 21, 2007 - June 21, 2007

As of March 31, 2007, unrealized losses of (Won)525 million, were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

The Controlling Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Controlling Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against the Controlling Company in the United States District Court for the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Controlling company, and awarded the Controlling Company US$53.5 million in damages.

On May 27, 2004, the Controlling Company filed a complaint in the United States District court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

See Report of Independent Accountants
21

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for portable computer patent infringement against LG Electronics Inc.(“LGE”) and the Controlling Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Controlling Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District court for the District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Controlling company, and awarded the Controlling Company US$52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Controlling Company in the Northern District Court of Illinois Eastern Division.

On December 1, 2006, the Controlling Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp., filed counter-claim against the Controlling Company in the United States District Court for the Western District of Wisconsin to defend the claim which the Company brought against AU Optronics corp. in Delaware Court in December 1, 2006.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Controlling company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Controlling Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Controlling Company’s motion to intervene in the patent infringement case brought by Positive Technologies, Inc.

The Controlling Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Controlling Company’s financial condition, results of operations or cash flows.

The Controlling Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of March 31, 2007, the Controlling Company, along with a number of other companies in the LCD industry, has been named as defendant in a number of federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

See Report of Independent Accountants
22

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

In February 2007, the Controlling Company and its certain officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Controlling Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, in connection with possible anti-competitive activities in the LCD industry. The Controlling Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Controlling Company is not in a position to predict their outcome. However, the Controlling Company intends to defend itself vigorously in these matters.

10.	Consolidated Comprehensive Income

The consolidated comprehensive income (loss) for the three-month periods ended March 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Net income	(Won)	(168,599)	(Won)	47,518
Other comprehensive Income		(8,196)		29,883
Overseas subsidiary translation adjustment (tax effects : (Won)1,420 million)		8,917		(11,639)
Gain(loss) on valuation of derivative investments (tax effects : (Won)6,604 million)		(17,412)		40,265
Gain on valuation of derivative investments (tax effects : (Won) (113) million)		299		1,257

Comprehensive income (loss)	(Won)	(176,795)	(Won)	77,401

11.	Cost of Sales

Cost of sales for the three-month periods ended March 31, 2007 and 2006, are as follows:

	2007		2006
(in millions of Korean won)
Finished goods
Beginning balance of inventories	(Won)	572,210	(Won)	329,378
Cost of goods manufactured		2,758,813		2,655,307
Ending balance of inventories		(566,280)		(692,313)

		2,764,743		2,292,372
Others		6,902		1,514

	(Won)	2,771,645	(Won)	2,293,886

See Report of Independent Accountants
23

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

12.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Salaries	(Won)	20,546	(Won)	15,382
Severance benefits		1,777		1,650
Employee benefits		3,013		2,046
Freight expenses		46,837		51,012
Rental expenses		3,314		1,757
Commission expenses		18,187		9,153
Entertainment expenses		784		947
Depreciation		2,450		1,370
Taxes and dues		1,275		645
Advertising expenses		5,767		5,250
Promotional expenses		6,245		134
Development costs		521		27
Research expenses		26,146		17,830
Bad debt expenses		523		(134)
Product warranty expenses		13,676		10,811
Others		7,352		7,740

	(Won)	158,413	(Won)	125,620

See Report of Independent Accountants
24

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

13.	Earnings Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the three-month periods ended March 31, 2007 and 2006, are as follows:

(in millions, except per share amounts)	2007		2006
Net income (loss) as reported on the statements of operations	(Won)	(168,599)	(Won)	47,518
Weighted-average number of common shares outstanding		358		358

Earnings (loss) per share	(Won)	(471)	(Won)	133

The Company has issued no diluted securities until the Company issued convertible bonds on April 19, 2005. Diluted earnings per share is identical to basic earnings per share as convertibles bonds have no dilutive effect for the three-month period ended March 31, 2007 and 2006.

Additionally, loss per share for the year ended December 31, 2006, was as follows:

	Year ended December 31, 2006
Basic loss per share	(Won)	2,150
Diluted loss per share	(Won)	2,150

See Report of Independent Accountants
25

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

14.	Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2007 and 2006, and the related account balances outstanding as of March 31, 2007 and December 31, 2006 are summarized as follows:

Between LG.Philips LCD and consolidated subsidiaries

(in millions of Korean won)	2007		2006
Sales	(Won)	2,216,035	(Won)	2,140,176
Purchases		86,049		2,563
Accounts receivable		928,469		1,167,626
Accounts payable		27,845		27,449

Between consolidated subsidiaries

(in millions of Korean won)	2007		2006
Accounts receivable and payable	(Won)	6,705	(Won)	401,133
Sales and purchases		14,478		679,217

See Report of Independent Accountants
26

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, for the three-month periods ended March 31, 2007 and 2006, and as of March 31, 2007 and December 31, 2006 are summarized as follows:

(in millions of Korean won)	Sales				Purchases
	2007		2006		2007		2006
Parent companies	(Won)	840,512	(Won)	767,801	(Won)	25,598	(Won)	38,959
Company that has significant influence over the Company		—		—		3,424		2,806
Equity-method investee		—		6		49,410		13,861
Other related parties		206,151		172,891		483,311		634,073

Total	(Won)	1,046,663	(Won)	940,698	(Won)	561,743	(Won)	689,699

¹	Includes purchases of property, plant and equipment of (Won)119,611 million.

(in millions of Korean won)	Receivables				Payables
	2007		2006		2007		2006
Parent companies	(Won)	251,483	(Won)	251,528	(Won)	18,929	(Won)	19,437
Company that has significant influence over the Company		2,340		2,340		752		548
Equity-method investee		—		—		19,111		22,535
Other related parties		73,885		73,485		449,196		436,614

Total	(Won)	327,708	(Won)	327,353	(Won)	487,988	(Won)	479,134

Key management¹ compensation costs for the three-month period ended March 31, 2007 are as follows:

(in millions of Korean won)	2007		2006
Officers’ salaries	(Won)	392	(Won)	381
Post-retirement benefits		68		70
Stock-based compensation		—		3

	(Won)	460	(Won)	454

¹	Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2007 and 2006 is (Won)13.4 billion.

See Report of Independent Accountants
27

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

15.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 92% of total sales for three-month period ended March 31, 2007.

The following is a summary of operations by country based on the location of the customers for the three-month periods ended March 31, 2007 and 2006.

(in millions of Korean won)
	Korea
	Domestic		Export		Asia		USA		Europe		Consolidation Amount		Total
Sales	(Won)	216,589	(Won)	2,389,774	(Won)	1,678,974	(Won)	263,792	(Won)	464,655	(Won)	(154)	(Won)	5,013,630
Internal sales		—		(2,199,132)		(76,718)		—		(15,324)		—		(2,291,174)
Net sales	(Won)	216,589	(Won)	190,642	(Won)	1,602,256	(Won)	263,792	(Won)	449,331	(Won)	(154)	(Won)	2,722,456

Operating income	(Won)		(Won)	(237,293)	(Won)	12,242	(Won)	5,860	(Won)	1,189	(Won)	10,400	(Won)	(207,602)

Total assets	(Won)		(Won)	12,770,695	(Won)	1,161,427	(Won)	100,653	(Won)	505,678	(Won)	(1,234,977)	(Won)	13,303,476

16.	Subsequent Events

In April 2007, the Company issued convertible bonds with the following terms.

Aggregate amt (in millions)	Date of issuance	Date of maturity	Coupon rate
US$ 550	April 18, 2007	April 18, 2012	0%

Method of redemption
1) Maturity	On April 18, 2012, the bonds will be redeemed at 116.77% of their principal amount.
2) Put option	Each holder of the bonds has the option, to require the Company to redeem all or part of the bonds at 109.75% of their principal amount on April 18, 2010.
3) Call option	On or at any time after April 18, 2010, the Company may, having given not less than 30 nor more than 60 days’ notice to the bondholders, redeem in U.S dollars all or from time to time any portion of the bonds at their early redemption amount, provided that the market price of a common share of at least 20 trading days out of 30 consecutive trading days prior to early redemption notice is higher than 130% of the conversion price.

17.	Reclassification of Prior Period Financial Statements

Due to the adoption of SKFAS No. 21, certain amounts in the March 31, 2006 and 2006 and December 31, 2006 financial statements have been reclassified to confirm to the March 31, 2007 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants
28

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share data)

	December 31, 2006		March 31, 2007		(Note 2) March 31, 2007
Assets
Current assets
Cash and cash equivalents	(Won)	954,362	(Won)	979,951	$1,041,283
Accounts receivable, net
Trade, net		531,947		564,886	600,240
Due from affiliates		327,353		327,708	348,218
Others, net		112,182		100,643	106,942
Inventories		1,051,590		1,077,595	1,145,038
Prepaid expense		25,002		69,197	73,528
Prepaid value added tax		93,058		59,624	63,356
Other current assets		58,807		38,170	40,559

Total current assets		3,154,301		3,217,774	3,419,164

Long-term prepaid expenses		138,051		175,553	186,540
Property, plant and equipment, net		9,485,148		9,116,897	9,687,490
Deferred income taxes		610,103		696,392	739,977
Intangibles, net		61,911		63,679	67,664
Other assets		46,844		45,417	48,259

Total assets	(Won)	13,496,358	(Won)	13,315,712	$14,149,094

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	250,105	(Won)	192,330	$204,367
Current portion of long-term debt		564,672		587,541	624,313
Trade accounts and notes payable
Trade		663,353		620,482	659,316
Due to affiliates		286,083		281,814	299,452
Other accounts payable
Others		1,056,354		910,375	967,352
Due to affiliates		193,051		206,174	219,078
Accrued expenses		55,867		32,292	34,313
Income taxes payables		4,449		7,736	8,220
Other current liabilities		173,233		138,436	147,100

Total current liabilities		3,247,167		2,977,180	3,163,511

Long-term debt, net of current portion		3,291,065		3,540,018	3,761,575
Long-term accrued expense		2,671		4,570	4,856
Accrued severance benefits, net		81,885		95,664	101,651

Total liabilities		6,622,788		6,617,432	7,031,593

Commitments and contingencies (Note 16)
Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 and 500 million shares; issued and outstanding 358 million shares at December 31, 2006 and March 31, 2007		1,789,078		1,789,078	1,901,050

Capital Surplus		2,246,947		2,247,423	2,388,081

Retained earnings		2,849,912		2,680,671	2,848,444

Accumulated other comprehensive income		(12,367)		(18,892)	(20,074)

Total stockholders’ equity		6,873,570		6,698,280	7,117,501

Total liabilities and stockholders’ equity	(Won)	13,496,358	(Won)	13,315,712	$14,149,094

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Operations

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share amount)

	For the three month periods ended March 31,
	2006		2007		2007
					(Note 2)
Sales
Related parties	(Won)	940,698	(Won)	1,046,663	$1,112,170
Others		1,530,438		1,675,793	1,780,675

		2,471,136		2,722,456	2,892,845

Cost of sales		2,295,316		2,758,941	2,931,613

Gross profit (loss)		175,820		(36,485)	(38,768)

Selling, general and administrative expenses		130,296		168,288	178,821

Operating income (loss)		45,524		(204,773)	(217,589)

Other income (expense)
Interest income		10,452		8,435	8,963
Interest expense		(35,886)		(46,976)	(49,916)
Foreign exchange gain (loss), net		17,721		(2,335)	(2,481)
Rental income		1,809		1,007	1,070
Others, net		1,023		2,156	2,290

Total other income (expense)		(4,881)		(37,713)	(40,074)

Income before income tax expense (loss)		40,643		(242,486)	(257,663)

Income tax expense (benefit)		(20,523)		(73,245)	(77,829)

Net income (loss)	(Won)	61,166	(Won)	(169,241)	$(179,834)

Net income (loss) per common share
Basic	(Won)	171	(Won)	(473)	$(0.50)

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

				Capital Surplus
	Common Stock			Additional Paid-In Capital		Unearned Compensation		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
(in millions of Korean won)	Shares	Amount
Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

Unearned Compensation
Stock compensation expense							3,147						3,147
Comprehensive income :
Net income (loss)									(692,779)				(692,779)
Cumulative translation adjustment											(14,396)		(14,396)
Net unrealized gains on derivative, net of tax											3,396		3,396

Total comprehensive income													(703,779)

Balance as of December 31, 2006	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(4,165)	(Won)	2,849,912	(Won)	(12,367)	(Won)	6,873,570

Issuance of Common Stock, net of issuance cost
Unearned Compensation
Stock compensation expense							476						476
Comprehensive income :
Net income (loss)									(169,241)				(169,241)
Cumulative translation adjustment											8,918		8,918
Net unrealized gains (losses) on derivative, net of tax											(15,443)		(15,443)
Total comprehensive income													(175,766)

Balance as of March 31, 2007	357,815,700		1,789,078	(Won)	2,251,112	(Won)	(3,689)	(Won)	2,680,671	(Won)	(18,892)	(Won)	6,698,280

			Capital Surplus
	Common Stock		Additional Paid-In Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
(in thousands of US dollars) (Note 2)	Shares	Amount
Balance as of December 31, 2006	357,815,700	$1,901,050	$2,392,001	$(4,426)	$3,028,278	$(13,141)	$7,303,762

Issuance of Common Stock, net of issuance cost
Unearned Compensation
Stock compensation expense				506			506
Comprehensive income :
Net income (loss)					(179,834)		(179,834)
Cumulative translation adjustment						9,476	9,476
Net unrealized gains (losses) on derivative, net of tax						(16,409)	(16,409)

Total comprehensive income							(186,767)

Balance as of March 31, 2007	357,815,700	$1,901,050	$2,392,001	$(3,920)	$2,848,444	$(20,074)	$7,117,501

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean won, and thousands of US dollars)

	For the three month periods ended March 31, 2006
	2006		2007		2007
					(Note 2)
Cash flows from operating activities:
Net income (loss)	(Won)	61,166	(Won)	(169,241)	$(179,834)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		618,269		709,866	754,294
Provision for severance benefits		15,650		18,328	19,475
Foreign exchange (gain) loss, net		(37,022)		14,686	15,605
Amortization of intangible assets		1,597		1,877	1,994
(Gain) loss on disposal of property, plant and equipment		1,045		(593)	(630)
Amortization of debt issuance cost		1,253		900	956
Others, net		9,288		30,631	32,548

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		34,424		(32,297)	(34,318)
Increase in inventories		(386,318)		(26,005)	(27,633)
Increase in deferred income taxes assets, net		(27,791)		(78,378)	(83,283)
(Increase) decrease in other current assets		501		(38,480)	(40,888)
(Decrease) increase in trade accounts and notes payable		39,137		(48,428)	(51,459)
(Decrease) increase in other accounts payable		(35,182)		14,863	15,793
Decrease in accrued expenses		(22,304)		(23,575)	(25,050)
Decrease in other current liabilities		(12,550)		(47,028)	(49,971)

Net cash provided by operating activities		261,163		327,126	347,599

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(332,285)		(153,467)	(163,072)
Purchase from others		(506,382)		(339,502)	(360,750)
Proceeds from sales of property, plant and equipment		—		2,957	3,142
Acquisition of intangible assets		(1,649)		(2,057)	(2,186)
Others, net		(4,543)		239	255

Net cash used in investing activities		(844,859)		(491,830)	(522,611)

Cash flows from financing activities:
Repayment on short-term borrowings		(66,137)		(57,685)	(61,295)
Proceeds from issuance of long-term debt		146,148		273,014	290,101
Repayment on long-term debt		(15,324)		(24,955)	(26,517)

Net cash provided by financing activities		64,687		190,374	202,289

Effect of exchange rate changes on cash and cash equivalents		(319)		(81)	(86)

Net increase (decrease) in cash and cash equivalents		(519,328)		25,589	27,191

Cash and cash equivalents:
Beginning of period		1,579,452		954,362	1,014,092

End of period	(Won)	1,060,124	(Won)	979,951	$1,041,283

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2006 and 2007

1.	Basis of presentation

The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the Consolidated Financial Statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) and related notes thereto for the year ended December 31, 2006. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair statement of results for these interim periods. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2.	United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)941.10: US $1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on March 31, 2007. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

3.	Inventories

Inventories at December 31, 2006 and March 31, 2007 comprise the following:

(in millions of Korean won)	December 31, 2006		March 31, 2007
Finished products	(Won)	571,849	(Won)	566,105
Work in process		264,377		294,687
Raw materials		215,364		216,803

Inventories	(Won)	1,051,590	(Won)	1,077,595

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2006 to 2007

4.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the three month periods ended March 31, 2006 and 2007, 395 and 274 foreign currency forward contracts were designated as cash flow hedges, respectively. During the three month periods ended March 31, 2006 and 2007, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)67,897 million and (Won)(3,022) million, were recorded in other comprehensive income. The deferred losses of (Won)3,022 million for derivatives designated as cash flow hedges are expected to be reclassified into losses within the next twelve months.

Derivatives for trading

For the three month periods ended March 31, 2006 and 2007, the Company recorded realized exchange gains (loss) of (Won)31,838 million and (Won)(357) million and realized exchange losses of (Won)3,163 million and (Won)2,209 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the three month periods ended March 31, 2006 and 2007, the Company recorded unrealized gains (loss) of (Won)8,646 million and (Won)(251) million and unrealized losses of (Won)20,050 million and (Won)1,311 million, respectively, relating to these derivative contracts designated for trading.

5.	Stockholders’ equity

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to the Korean Securities and Exchange Act. Employees purchased the shares through the ESOA with loans provided by the Company at the initial public offering price ((Won)34,500) and put under each individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the three month period ended March 31, 2007 and 2006, the Company recorded compensation expense of (Won)476 million and (Won)1,049 million, respectively.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2007 and 2006, and December 31, 2006

(Unaudited)

6.	Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected management employees. Under the terms of this plan, management, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,050) of the SARs. The vesting period is two years starting from the grant date, and exercisable period is April 08, 2008 through April 07, 2012.

The following table shows total stock-based compensation expense included in the consolidated statement of operations:

	March 31, 2007		March 31, 2006
(in millions of Korean won)
Cost of goods sold	(Won)	—	(Won)	429
Selling general and administrative		1,134		587
Income tax benefits		(312)		(269)

Total stock-based compensation expense	(Won)	822	(Won)	747

There were no capitalized stock-based compensation costs at March 31, 2007 and 2006.

8

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2006 and 2007

The following tables summarize option activity under the SARs for the three month period ended March 31, 2007:

	Weighted-average exercise price		Number of shares under option	Weighted average remaining contractual life (in years)
(in Korean won)
Balance at December 31, 2006	(Won)	44,050	260,000	5
Options granted		—	—
Options exercised		—	—
Options canceled/expired		—	—

Balance at March 31, 2007	(Won)	44,050	260,000	5

Exercisable at March 31, 2007	(Won)	—	—

In connection with the adoption of SFAS 123(R), the company assessed its valuation technique and related assumptions. The company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected managements who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company under SFAS 123(R).

The fair value of SARs was estimated using a Black-Scholes valuation model with the following assumptions:

	March 31, 2007
Option term (years) [1]		5
Volatility [2]		48.13%
Risk-free interest rate (Korean government bond)		4.80
Dividend yield		0%
Weighted average fair value per option granted	(Won)	12,978

[1]	The option term is the number of years that the company estimates that options will be outstanding prior to settlement.
[2]	Measured using historical weekly price changes of the Company’s stock over the respective term of the option.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

7.	Commitments and Contingencies

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court under the Central District of California for alleged ownership for certain patents and violation of U.S. antitrust laws. In October 2006, the court of the Central District of California dismissed the counter-claim for alleged ownership for certain patents. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages.

On May 27, 2004, the Company filed a complaint in the United States District Court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc.(“LGE”) and the Company in the United States District Court for the Central District of California. However, Chungwha Picture Tubes and the Company have proposed to stay the case until June 2007. Chungwha Picture Tubes later withdrew the case against LGE. On March 20, 2007, Chunghwa Picture Tubes and the Company stipulated to the dismissal of Chunghwa Picture Tubes’ infringement claim filed on January 10, 2005, as well as the dismissal of all pending claims and counter claims against each other without prejudice. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and ViewSonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company $52.4 million in damages.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court for the Northern District of Illinois.

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp., filed counter-claim against the Company in the United States District Court for the Western District of Wisconsin.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of our customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc., for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted our motion to intervene in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipments manufactured by Nikon Corporation.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of March 31, 2007, the Company, along with a number of other companies in the LCD industry, have been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Company is not in a position to predict their outcome. However, the Company intends to defend itself vigorously in these matters.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms and had expired in 2004. The Company has reentered into a formal master agreement with both LGE and Philips in 2006.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

The Company has entered into bank overdraft agreements with various banks amounting to (Won)59,000 million and has entered into a Revolving Credit Facility Agreements with Shinhan Bank and others amounting to (Won)200,000 million and US$100 million at March 31, 2007. The Company has a zero balance with respect to these facilities at March 31, 2007.

LG. Philips LCD America Co., Ltd. has entered into a line of credit agreement, up to US$7 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. and LG.Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and US$4 million, respectively, relating to their local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)6,858 million and (Won)7,939 million for the three month periods ended March 31, 2006 and 2007 respectively.

8.	Income Tax

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on January 1, 2007. FIN 48 prescribes a recognition threshold that tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. The Company does not have any unrecognized tax positions as of March 31, 2007. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s 2003 ~ 2006 tax years are still subject to examination. Subsidiaries in foreign jurisdiction tax years remain open to examination as well, though the Company believes any additional assessment will be immaterial to its consolidated financial statements. The Company provides a valuation allowance against deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. The Company’s deferred tax asset valuation allowance increased approximately (Won)15.3 billion during the three months ended March 31, 2007 to (Won)174.8 billion as of March 31, 2007.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2007 and 2006

9.	Net Income (Loss) Per Share

Net income (loss) per share for the three month periods ended March 31, 2006 and 2007 is calculated as follows:

(In millions, except for per share amount)	2006		2007
Net income (loss) as reported on the income statements	(Won)	61,166	(Won)	(169,241)
Weighted-average number of common shares outstanding		358		358

Net income (loss) per share	(Won)	171	(Won)	(473)

Convertible bonds, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

10.	Supplemental Cash Flows Information

Supplemental cash flows information for the three month periods ended March 31, 2006 and 2007 is as follows:

(in millions of Korean won)	2006		2007
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,017,116	(Won)	705,824

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2006 and 2007

11.	Subsequent Events

In April 2007, the Company issued convertible bonds with the following terms.

Aggregate amt (in millions)	Date of issuance	Date of maturity	Conversion period	Coupon rate
US$ 550	April 18, 2007	April 18, 2012	On or after April 19, 2008 to 15 days prior to the date of maturity inclusive	0%

Method of redemption
1) Maturity	On April 18, 2012, the Bonds will be redeemed at 116.77% of their principal amount
2) Put option	Each holder of the Bonds has the right, at such holder’s option, to require the Company to redeem all or a part of such holder’s Bonds at 109.75% of their principal amount on April 18, 2010.
3) Call option	On or at any time after April 18, 2010 the Company may, having given not less than 30 nor more than 60 days’ notice to the bondholders, redeem in Dollars all or from time to time any portion of the Bonds at their Early Redemption Amount, provided that the aggregate Market Price of a Common Share on the Korea Exchange on at lest 20 Trading Days in 30 consecutive Trading Days ending on the Trading Day immediately prior to the date of delivery or publication of such redemption notice is at least 130% of the Conversion Price.

On May 4, 2007, Chi Mei Optoelectronics Corp. filed counter-claim against the Company in the United States Disctrict Court for Eastern District of Texas for infringement of four U.S. patents to defend the claim which the Company brought against Chi Mei Optoelectronics Corp. in Delaware Court on December 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: May 15, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer